June 11, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Song P. Brandon, Special Counsel, Office of Mergers & Acquisitions
Dan Duchovny, Special Counsel, Office of Mergers & Acquisitions

Re:	NetSuite Inc.
Schedule TO-I
Filed May 22, 2009
File No. 5-83718

Ladies and Gentlemen:

NetSuite Inc. (“NetSuite” or the “Company”) is submitting this letter in response to the staff (the “Staff”) of the Securities and Exchange Commission’s (the “Commission”) comment letter dated June 8, 2009 (the “Comment Letter”). For your convenience, we have repeated the Staff’s comments 1 through 9 below and the headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Comment Letter.

Schedule TO-I

(a)(1)(A): Offer to Exchange

General

1.	Supplementally confirm that you have filed on EDGAR all of the information that appears on the website, and that you will continue to file all updated information if the website is changed.

Response: We confirm that we have filed on EDGAR all of the information that appears on the offer website. We will continue to file all updated information if the website is changed.

2.

We note your disclosure throughout that all Eligible Employees, other than your Executive Officers, will be eligible to exchange Eligible Options for a Restricted Stock Unit at an exchange ratio of point five (.5). We also note your disclosure that Executive Officers will be eligible to exchange Eligible Options for a New Option to purchase a number of shares of common stock equal to (a) the number of options exchanged multiplied by (b) an exchange ratio set forth in your document. At the forepart of the proxy statement, including, but not limited to a Q&A, please provide the reasons why Executive Officers and Eligible Employees who are not Executive Officers are receiving different considerations in the Exchange Offer.

Securities and Exchange Commission

June 11, 2009

Response: We structured the offer for Executive Officers to only allow them to exchange Eligible Options for New Options because our Compensation Committee wants to ensure that our Executive Officers only benefit economically from their participation in the offer if our common stock price increases after the New Award Grant Date and the Executive Officers vest in their awards. Because our Executive Officers have a greater impact on, and a greater ability to influence, Company performance, the Compensation Committee does not think it is appropriate to allow them to exchange their Eligible Options, which are all underwater and currently provide little economic benefit, for awards of Restricted Stock Units that would provide an immediate economic benefit to them regardless of the performance of the Company’s common stock following the expiration of the offer, subject only to their continued service through the applicable vesting dates.

In addition, it has been our philosophy to award our Executive Officers with a mix of stock options and restricted stock units as part of their overall compensation package. If we had allowed them to exchange their Eligible Options for Restricted Stock Units, it would have altered our desired equity incentive mix and provided our Executive Officers with a greater percentage of restricted stock units and possibly shifted their incentives in a way that we believe would not maximize stockholder value.

In contrast, we now weight grants to non-Executive Officers more heavily towards restricted stock units because they have less ability to influence the price of our common stock and our primary goal with equity grants to non-Executive Officers is retention, in addition to providing them an incentive to maximize the value of NetSuite. With restricted stock units, these employees will still realize some economic benefit even if our stock price does not increase following the completion of the offer and therefore still offer an incentive to remain employed with NetSuite. We also believe the use of restricted stock units is a more efficient way to utilize our equity plan share reserve than if we granted stock options to all of our employees. Thus, exchanging Eligible Options held by non-Executive Officers for Restricted Stock Units is consistent with our current compensation practices.

To clarify our purpose behind granting Executive Officers New Options instead of Restricted Stock Units, we have added the following new Q&A (8A) to the Summary Term Sheet of the Offer to Exchange:

“Q8A. Why do Executive Officers receive New Options instead of RSUs?

A8A. As discussed above, one of the purposes of the Offer is to restore the original incentive that we intended when we granted the Eligible Options and to provide Eligible Employees with an award that over time may have a greater potential to increase in value. Executive Officers have a greater impact on, and a greater ability to influence, the performance of the Company. We wanted to ensure that Executive Officers only would benefit from the replacement awards if the value of the Company’s common stock increased from the New Award Grant Date. As discussed in greater detail in Q&A 10 below, the New Options

Securities and Exchange Commission

June 11, 2009

will be granted with an exercise price equal to the fair market value of our common stock on the New Award Grant Date and, therefore, will not have any built-in value on that date and thus the Executive Officers only will benefit economically if our common stock price increases following the New Award Grant Date and the Executive Officers vest in their awards. If we granted Executive Officers Restricted Stock Units, the awards would have built-in value on the date of grant and the Executive Officers could benefit economically from these awards even if the price of our common stock declines from the New Award Grant Date, subject only to continued service through the applicable vesting dates.

We are not adverse to granting our Executive Officers restricted stock units, as it has been our practice to grant Executive Officers a mixture of restricted stock units and options as part of their overall compensation packages. In structuring the terms of the Offer for Executive Officers, we wanted to preserve the mixture of options and restricted stock units and replacing the Eligible Options of Executive Officers with Restricted Stock Units would have disrupted our desired balance between awards of stock options and restricted stock units. In contrast, we now weight grants to non-Executive Officer employees more heavily towards restricted stock units because the non-Executive Officer employees have less ability to influence the price of our common stock. We want to use awards that retain value even if our common stock does not perform well, and we feel this is a more efficient use of our plan share reserve than granting stock options to all non-Executive Officer employees. (See Section 2 on page 30.)”

Additionally, we have added the following language to the end of Section 2 of the Offer to Exchange titled “Number of Restricted Stock Units or New Options; Expiration Date”:

“One of the purposes of the Offer is to restore the original incentive that we intended when we granted the Eligible Options and to provide Eligible Employees with an award that over time may have a greater potential to increase in value. Executive Officers have a greater impact on, and a greater ability to influence, the performance of the Company. We wanted to ensure that Executive Officers only would benefit from the replacement awards if the value of the Company’s common stock increased from the New Award Grant Date. The New Options will be granted with an exercise price equal to the fair market value of our common stock on the New Award Grant Date and, therefore, will not have any built-in value on that date and thus the Executive Officers only will benefit economically if our common stock price increases following the grant date and the Executive Officers vest in their awards. If we granted Executive Officers Restricted Stock Units, the awards would have built-in value on the date of grant and the Executive Officers could benefit economically from these awards even if the price of our common stock declines from the New Award Grant Date, subject only to continued service through the applicable vesting dates.

Securities and Exchange Commission

June 11, 2009

We are not adverse to granting our Executive Officers restricted stock units, as it has been our practice to grant Executive Officers a mixture of restricted stock units and options as part of their overall compensation packages. In structuring the terms of the Offer for Executive Officers, we wanted to preserve the mixture of options and restricted stock units and replacing the Eligible Options of Executive Officers with Restricted Stock Units would have disrupted our desired balance between awards of stock options and restricted stock units. In contrast, we now weight grants to non-Executive Officer employees more heavily towards restricted stock units because the non-Executive Officer employees have less ability to influence the price of our common stock. We want to use awards that retain value even if our common stock does not perform well, and we feel this is a more efficient use of our plan share reserve than granting stock options to all non-Executive Officer employees.”

3.

Please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. In that regard, we note the condition requiring that individuals must remain employees through the New Award Grant Date, which will be a date following expiration of the offer does not comply with that requirement. Please revise your disclosure throughout your document accordingly.

Response: We have revised the Offer to Exchange to make clear that the New Award Grant Date will be the same date as the expiration of the offer so that all conditions of the offer, other than the receipt of governmental approvals, will be satisfied or waived before the expiration of the offer.

Q7. How many Restricted Stock Units will I receive for the options that I exchange?, page 5

4.

We note your disclosure in this section where you provide that “a Restricted Stock Unit that represents the right to receive point five (.5) shares of our common stock.” You then in the next paragraph that the term “Restricted Stock Unit” generally refers to a right to receive one (1) share of our common stock upon vesting.” It appears these sentences are inconsistent with each other. Please revise your document to eliminate the inconsistency, or advise us.

Response: In response to the Staff’s comment, we have revised the answer to Question 7 of the Offer to Exchange to eliminate the inconsistency referenced by the Staff. The revised language now reads as follows:

“Q7. How many Restricted Stock Units will I receive for the options that I exchange?

A7. For all Eligible Employees, other than our Executive Officers, each Exchanged Option to purchase one (1) share of our common stock will be replaced with point five (.5) of a Restricted Stock Unit. Each Restricted Stock Unit will represent the right to receive one (1) share of our common stock.

Securities and Exchange Commission

June 11, 2009

For purposes of this offer, including the exchange ratio, the term “Restricted Stock Unit” generally refers to a right to receive one (1) share of our common stock upon vesting. For purposes of applying the exchange ratio, fractional Restricted Stock Units will be rounded to the nearest whole Restricted Stock Unit on a grant by grant basis (with fractional Restricted Stock Units greater than or equal to point five (.5) rounded up to the nearest whole Restricted Stock Unit and fractional Restricted Stock Units less than point five (.5) rounded down to the nearest whole Restricted Stock Unit). (See Section 2 on page 30.)”

Conditions of the offer, page 37

5.

Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

Response: We confirm that if a condition to the offer is triggered, we will not simply fail to assert such triggered offer condition and, thus, effectively waive it without officially doing so, but will disclose such waiver in writing to Eligible Employees. Further, depending on the materiality of the waived condition and the number of days remaining in the offer, we will consider whether we need to extend the offer and recirculate new disclosure to Eligible Employees. We have also revised the last paragraph of Section 7 of the Offer to Exchange titled “Conditions of the offer” to delete the following sentence:

“Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, but will be deemed a waiver of our ability to assert the condition that was triggered with respect to the particular circumstances under which we failed to exercise our rights.”

Securities and Exchange Commission

June 11, 2009

6.

Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform Eligible Employees how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Response: We confirm that when a condition to the offer is triggered by events that occur during the offering period and before the expiration of the offer, the Company shall inform Eligible Employees how it intends to proceed promptly, rather than wait until the end of the offering period, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the offer.

Extension of offer; termination; amendment, page 50

7.

In the second paragraph of this section, you reserve the right to terminate or amend the exchange offer upon the occurrence of any of the events listed as offer conditions “by giving oral or written notice” to option holders. We do not believe that orally informing holders of such a development, without more, satisfies your obligations under the tender offer rules. Please confirm that you will provide appropriate notice through the filing and dissemination of revised offer materials. See Rule 13e-4(c)(3) and (e)(3).

Response: We confirm that we will provide appropriate notice of events listed as offer conditions through the filing and dissemination of revised offering materials. We have also revised the second paragraph of Section 16 of the Offer to Exchange titled “Extension of offer; termination; amendment” as follows:

“We also reserve the right, in our reasonable judgment, before the Expiration Date to terminate or amend the offer and to postpone our acceptance and cancellation of any options elected to be exchanged if any of the events listed in Section 7 of this Offer to Exchange occurs, by giving written notice of the termination or postponement to you or by making a public announcement of the termination. Our reservation of the right to delay our acceptance and cancellation of options elected to be exchanged is limited by Rule 13e-4(f)(5) under the Exchange Act which requires that we must pay the consideration offered or return the options promptly after termination or withdrawal of a tender offer.”

Securities and Exchange Commission

June 11, 2009

Miscellaneous, page 52

8.

We note your disclosure throughout the document providing that you are not making the exchange offer in any jurisdiction where the offer is not permitted. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges to exclude from participation in the Offer to Exchange some employees located outside the United States, be advised that exemptive relief is premised on the compensatory reasons for the exclusion of such employees. Accordingly, please explain the reasons for any exclusions of participants residing outside of the U.S. or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

Response: We respectfully advise the Staff that, with respect to all holders of eligible awards excluded from the offer, the Company is relying upon, and believes that it has satisfied all the conditions set forth in, the Commission’s March 21, 2001 Exemptive Order regarding Issuer Exchange Offers Conducted for Compensatory Purposes (the “Exemptive Order”), which permits a company to make design decisions that are consistent with an issuer’s compensation policies and practices, and provides that Rules 13e-4(f)(8)(i) and (ii) will not apply to such exchange offers.

Specifically, the Exemptive Order states that Rule 13e-4(f)(8)(i) will not apply to issuer tender offers that satisfy the following conditions:

•

the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered in the exchange offer will be issued under such an employee benefit plan;

•	the exchange offer is conducted for compensatory purposes;

•

the issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer; and

•	except as exempted in this order, the issuer complies with Rule 13e-4.

The Company is eligible to use Form S-8. All options subject to the Offer to Exchange were granted under the Company’s stock incentive plans, including the 2007 Equity Incentive Plan and the 1999 Stock Plan. Each of these plans constitutes an employee benefit plan as defined in Rule 405 under the Securities Act. The options and restricted stock units offered in the Offer to Exchange will be granted pursuant to the 2007 Equity Incentive Plan.

As detailed in the Offer to Exchange, the offer is being conducted for compensatory reasons to improve the retention and incentive benefits of the Company’s equity awards by ameliorating the loss of these benefits caused by the decrease in the Company’s

Securities and Exchange Commission

June 11, 2009

stock price. Eligible awards have exercise prices that are significantly higher than the current market price of the Company’s stock. By making the offer, the Company’s intent is to provide eligible award holders with the opportunity to receive options and restricted stock units that have greater retention value because such options and restricted stock units are more likely to provide compensatory income than the underwater awards.

One employee based in the Philippines holds eligible awards and was excluded from the offer. We respectfully advise the Staff that the decision to exclude this employee was made for compensatory purposes. The Company varies its compensation programs, including its equity compensation programs, in particular jurisdictions as appropriate to meet the compensatory goals of the Company. After consideration, the Company determined that these goals were being met for this employee based outside of the United States and that therefore this employee should not be included in the offer.

We respectfully advise the Staff that the Offer to Exchange (i) contains a disclosure of the essential features and significance of the offer, including risks that optionees should consider in deciding whether to accept the offer and (ii) except as otherwise provided by the Exemptive Order, complies with Rule 13e-4(f)(8) of the Securities Exchange Act of 1934.

Schedule B: Financial Statements of NetSuite Inc.

9.

It appears that the company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c). Please provide the information required by Item 1010(c)(4) and (5) of Regulation M-A.

Response: We respectfully advise the Staff that in accordance with Item 1010(c)(4) of Regulation M-A we have disclosed in Section 10 of the Offer to Exchange titled “Information Concerning NetSuite” the fact that the Company had net losses for the years ended December 31, 2008 and December 31, 2007, and for the three months ended March 31, 2009 and March 31, 2008; therefore, the calculation of our ratio of earnings to fixed charges for such periods is not applicable. Further, in accordance with Item 1010(c)(5) of Regulation M-A we have disclosed in Section 10 of the Offer to Exchange titled “Information Concerning NetSuite” the Company’s book value per share as of March 31, 2009.

***

Securities and Exchange Commission

June 11, 2009

We advise the Staff that the Company is aware of and acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any additional comments or questions, please contact me at (650) 627-1159. We respectfully request that the Staff confirm that it has no additional requests or comments when the Staff’s review is complete.

Sincerely,

/s/ Douglas P. Solomon

Douglas P. Solomon

Senior Vice President, General Counsel

and Secretary

cc:	Zachary Nelson – Chief Executive Officer
James McGeever – Chief Financial Officer
Jeffrey D. Saper – Wilson Sonsini Goodrich & Rosati
Richard A. Kline – Wilson Sonsini Goodrich & Rosati